AMENDMENT TO

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

for PROSHARES BITCOIN STRATEGY ETF

This Amendment (“Amendment”) to the Investment Advisory and Management Agreement for ProShares Bitcoin Strategy ETF dated as of October 12, 2021 (the “Agreement”), entered into as of February 18, 2026, by ProShare Advisors LLC, a Maryland limited liability company (the “Adviser”), and ProShares Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”), on behalf of the ProShares Bitcoin Strategy ETF (the “Fund”).

WHEREAS, the Adviser provides investment advisory services to the Fund under the terms of the Agreement and receives a fee from the Fund for providing such services;

WHEREAS, the Adviser has recommended the use of the ProShares GENIUS Money Market ETF (“IQMM”) as the primary cash management vehicle for the Fund;

WHEREAS, the Board of Trustees of the Trust approved this investment at its December 9, 2025 meeting;

WHEREAS, IQMM pursuant to the Investment Advisory and Management Agreement between the Adviser and the Trust, dated as of June 23, 2015, and as amended February 12, 2016 (the “Unitary Fee Agreement”), pays the Adviser a management fee of 0.20% of the average daily net assets of IQMM for its services (“Unitary Fee”) and the Adviser agrees to pay all of IQMM’s expenses except those expenses expressly excluded in the Unitary Agreement;

WHEREAS, the Advisor intends to assume and bear the portion of IQMM’s Unitary Fee associated with the Fund’s investment in IQMM.

NOW THEREFORE, the parties hereto hereby agree as follows:

1.FEES. Section 4(b) of the Agreement is hereby amended to read as follows (new text in bold and underlined):

The Adviser agrees to pay all expenses of the Fund, except for: (i) brokerage and other transaction expenses and other fees, charges, taxes, levies or expenses (such as stamp taxes) incurred in connection with the execution of portfolio transactions (except that the Adviser will pay any net account or similar fees charged by futures commission merchants) or in connection with creation and redemption transactions (including without limitation any fees, charges, taxes, levies or expenses related to the purchase or sale of an amount of any currency, or the patriation or repatriation of any security or other asset, related to the execution of portfolio transactions or any creation or redemption transactions); (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) compensation and expenses of the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Adviser or its affiliates (the “Independent Trustees”); (iv) compensation and expenses of counsel to the Independent Trustees, (v) compensation and expenses of the Trust’s chief compliance officer and his or her staff; (vi) extraordinary expenses (in each case as determined by a majority of the Independent Trustees); (vii) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (viii) interest and taxes of any kind or nature (including, but not limited to, income, excise, transfer and withholding taxes) (except that the Adviser will pay net interest expenses incurred with an investment in reverse repurchase agreements or futures contracts); (ix) fees and expense related to the provision of securities lending services; and (x) the fee payable to the Adviser hereunder. The internal expenses of pooled investment vehicles in which the Fund may invest (acquired fund fees and expenses) are not expenses of the Fund and are not paid by the Adviser; except that (a) with respect to the Fund investing in the ProShares GENIUS Money Market ETF (IQMM) the Adviser agrees to assume and bear the cost of that portion of IQMM’s management fee (“Unitary Fee”) associated with the Fund’s investment in IQMM (as such fee may be adjusted by any waivers or expense caps then in place) (for the avoidance of doubt the Adviser shall not be required to assume or bear any expenses expressly excluded from IQMM’s Unitary Fee, such as brokerage and other transaction expenses); and (b) the Adviser shall pay internal expenses of any wholly owned subsidiary of the Fund, except for the expenses of the type described in (i) to (x) of Section 4(b) herein. The payment or assumption by the Adviser of any expense of the Fund that the Adviser is not required by this Agreement to pay or assume shall not obligate the Adviser to pay or assume the same or any similar expense of the Trust on any subsequent occasion.

2.RECOUPMENT; AMENDMENT. Any Unitary Fee assumed and borne by the Adviser as a result of this Amendment may not be recaptured or recouped by the Adviser for any period. The Adviser’s obligation to assume and bear the cost of the Unitary Fee with respect to the Fund’s investment in IQMM as described herein may not be altered or eliminated, except by a vote of a majority of the Board of Trustees of the Trust, including a majority of the independent Trustees, and by a vote of a majority of the outstanding voting securities of the Fund.

3.APPLICABLE LAW. This Amendment shall be construed in accordance with and governed by the laws of the State of Maryland (without giving effect to its conflict of law principles) and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Maryland, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first set forth above.

PROSHARES TRUST	PROSHARE ADVISORS LLC
By: /s/ Todd B. Johnson	By: /s/ Michael L. Sapir
Name: Todd B. Johnson	Name: Michael L. Sapir
Title: President	Title: Chief Executive Officer